Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Merger FAQs

8.29.17

MERGER APPROVALS:

Q: What is the timeline for state commission approvals?

Our joint formal merger application filings are an important step toward approval. We filed with the Kansas Corporation Commission (KCC) on Aug. 25, 2017, and we plan to file with the Missouri Public Service Commission by the end of August.

These regulatory filings are part of seeking to obtain a series of required approvals to complete the merger and become one company. We’re working toward final approvals by mid-year 2018, with the hope it can be even sooner.

Unlike last time at this point in the process, we have much more information about savings, processes and benefits for all stakeholders because of the hard work our teams accomplished during integration planning over the past year. In addition, the Transition Committee (Kevin Bryant, Heather Humphrey and Terry Bassham from KCP&L, along with Bruce Akin, Jerl Banning and Mark Ruelle from Westar) has begun meeting and working to determine next steps for integration planning.

Q: Will there be a shareholder vote on the merger?

Yes. We anticipate filing our joint proxy and SEC form S-4 in September and expect to conduct our special shareholder meeting to approve the transaction late in the fourth quarter. Great Plains Energy requires approval by the affirmative vote of holders of at least two-thirds of the outstanding shares of common stock entitled to vote on the proposal. Westar’s shareholders must approve the transaction with an affirmative vote of holders of a majority of the shares of common stock outstanding and entitled to vote on the proposal.

Q: What other stakeholders must approve the merger?

The table below outlines the necessary approvals to complete our merger and the anticipated timelines.

FINANCIAL:

Q: If this is a merger of equals, why do we still owe Westar a break-up fee if this merger doesn’t get approved?

The break-up fees were a negotiated point.

There are different fees for different circumstances. For example, if Great Plains Energy shareholders were to vote no, the company would owe a fee of $80 million to Westar. If either Westar or Great Plains were to terminate the agreement in order to accept an unsolicited offer from another company, that party would owe the other party $190 million. If the transaction fails to close due to failure to obtain regulatory approval, Great Plains Energy may owe Westar a termination fee of $190 million. The latter fee has been reduced from $380 million in the prior agreement.

Q: Since I’m only going to have approximately half the Great Plains Energy stock I have now, will the stock price double? Why does Westar get a one-to-one stock exchange?

A lot of factors go into negotiating an exchange ratio, which in turn determines the ownership split. The exchange ratio reflects the agreed-upon ownership split between the two companies, with the intent that neither company is paying or receiving a premium.

Approvals and Timing Stakeholder Filing Timing Approval Anticipated Great Plains Energy and Westar Energy shareholders 3Q17 4Q17 KCC Late August 2017 1Q18-2Q18 MPSC Late August 2017 1Q18-2Q18 FERC Late August 2017 4Q17-1Q18 NRC Late August 2017 4Q17-1Q18 U.S. DOJ/FTC (Hart-Scott-Rodino) 3Q17-4Q17 4Q17-1Q18 FCC 4Q17-1Q18 4Q17-1Q18

Among other things, we looked at the relative contributions of both companies to the new company’s financial profile, valuation analysis, existing market values, the pre-existing transaction, the expected financial impacts on each company and other related items.

Q: If Westar has a lot of debt, how is this a better deal?

Westar debt was used to fund its utility assets, which generate cash that is used to service debt and provide a return on equity.

The strategic rationale for our combination with Westar remains consistent with what we’ve stated previously. Our new agreement presents opportunities for compelling strategic and financial benefits. We’re excited about this new structure, which we believe will benefit both company’s shareholders and customers.

INTEGRATION:

Q: How were efficiency savings by integration team (included in recent testimony with state commissions) calculated, and when will departments be informed what those mean for day-to-day operations?

The hard work of integration planning teams over the last year helped identify efficiency opportunities and savings. One of the benefits of this merger is that a lot of our integration planning efforts happened during the first transaction, so now we can more definitively provide information about the savings we expect to achieve as a combined company, and pass on to customers.

The Transition Committee is working through the additional steps necessary to get from today to Day 1, and will be communicating when those are determined.

Q: Are we saying when savings will be realized?

In our merger application testimony, we’ve identified anticipated net efficiency savings by year. This reflects the savings we’ve identified for the first five years ($627M) minus the expected transition costs ($72M).

2018	2019	2020	2021	2022	TOTAL
$27.8M	$110.3M	$143.5M	$149.4M	$159.8M	$555.2M

Q: In the first transaction, we did a lot to prepare for Day 1. For the new merger, should these activities be ramped up or wait until the transaction is approved?

One of the benefits of this merger is the completed work means we are extremely prepared for Day 1 already. The Transition Committee has begun meeting and working to determine what efforts should be restarted when work should resume. Information will be communicated as quickly as possible once those decisions are made.

Q: What is different now that we are merging instead of buying Westar?

A merger of equals means we aren’t paying a premium, but the other big difference is governance. We always said we wanted to treat Westar like equals, even when we were paying a premium, because we believe the combined company and people are what made the value of the transaction. But now we’re going to be true partners with Westar.

That means governance will start at the top. Westar’s current CEO Mark Ruelle will be the nonexecutive (not an employee) chairman of the board over the new company. KCP&L President & CEO Terry Bassham will keep his titles in the new company. We’ll have other executive leadership changes that reflect representation from both companies.

As for integration planning, we don’t plan to create a new integration program. The work our teams did in the last year provides a solid basis for our proposal and our comfort level around what we’re going to do. However, we’ll review those plans and see if there’s anything that needs to change to make sure we have the best processes and teams in place to be successful going forward.

CUSTOMERS:

Q: How much of the $50 million rate credit will go to KCP&L customers versus Westar?

The $50 million will be spread across rate jurisdictions in Kansas and Missouri based on the proportion of jurisdictional retail megawatt-hour sales for a defined period of time prior to the closing. As to specific amounts, we will work with staff and other parties to develop an allocation process for Commission approval.

Q: Rather than offer rate credits, why don’t we agree not to seek rate increases in 2018?

The rate cases both Westar and KCP&L will seek in 2018 are to recover costs for things unrelated to the merger, and already incurred as two separate companies.

We must each continue to operate our companies as necessary while we seek to merge, and while ultimately our two companies coming together will result in savings, those savings will not ramp up quickly enough to offset the cost increases each company must continue to manage.

After our companies combine, customers see financial benefits in the immediate, short and long term:

•	$50 million in up front rate credits,

•	Merger savings that will be reflected in rate cases pending at the time the merger closes, and

•	Merger savings will reduce the number and frequency of future rate cases.

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.